May 20, 2011

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Scripps Networks Interactive, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 1-34004

Dear Mr. Spirgel,

This letter is in response to your letter dated April 28, 2011 regarding the SEC’s review of our Form 10-K filed on March 1, 2011. Included below are your individual comments and the Company’s responses.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 824-3242.

Sincerely,

/s/ Chad M. Boydston

Chad M. Boydston

Senior Vice President and Controller

cc:	Joseph G. NeCastro, Chief Administrative Officer and Chief Financial Officer
Lori A. Hickok, Executive Vice President, Finance
Deloitte & Touche LLP

Form 10-K for the year ended December 31, 2010

Critical Accounting Policies and Estimates

Goodwill, page F-4

1.	We note your response to prior comment one. It appears to us that each cable network has a general manager. In this regard, please provide us an analysis of how you determined the reporting units used in your goodwill impairment tests under paragraphs 33-38 of ASC 350-20-35. If you are aggregating any components of your operating segments tell us in detail how you determined that components have similar economic characteristics.

As previously communicated in our comment letter response dated April 15, 2011, Lifestyle Media has been identified as an operating segment by the Company. Lifestyle Media includes our branded national cable networks, Home and Garden Television, Food Network, Travel Channel, DIY Network, Cooking Channel and Great American Country. Lifestyle Media also includes Web sites that are associated with the aforementioned television brands and other Internet-based businesses, such as HGTVPro.com and FrontDoor.com, serving food, home and travel related categories.

In determining our reporting units, we apply the guidance set forth in paragraphs 33-38 of ASC 350-20-35. Specifically, the guidance provides that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The determination of whether a component constitutes a business requires judgment based on specific facts and circumstances and guidance that is provided in ASC 805-10-55 should be considered when determining whether a group of assets constitutes a business.

ASC 805-10-55 provides the following guidance to help entities identify what constitutes a business:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

In assessing our reporting units, we applied the above guidance in considering whether our branded national cable networks meet the definition of a business as follows:

Inputs:

Our Lifestyle Media operating segment is managed by a single manager that reports to our Chief Operating Decision Maker. Individuals reporting to the segment manager include both brand leaders who have responsibility for respective cable networks and leaders who oversee particular functions of the segment as a whole. Functional leaders include such areas as affiliate sales, advertising sales, finance, information technology and others. Accordingly, our networks are not operated and managed independently; rather they are operated and managed as different brands of a single business.

For example, programming may be produced or licensed for one network and repackaged or repurposed for a different network. As a result, the Company believes many of its cable channel brands benefit substantially from access to programs that is shared across multiple brands.

Processes:

Our branded cable networks also share numerous processes. We maintain a single advertising sales staff with responsibility for selling the advertising time on all of our networks and also maintain a single affiliate relations staff with responsibility to negotiate distribution agreements on cable and satellite television systems for all the networks. We may negotiate distribution across networks. Selling advertising time and negotiating distribution agreements across networks may result in different advertising rates, affiliate fees or incentive payments than that which would result if such contracts were negotiated independently and approved by management responsible for the financial performance of each network. In addition, the networks share infrastructure and staff required to produce and deliver their programming, and the advertisements contained therein, to cable and satellite television systems. Substantially all business support functions, such as accounting and employee relations, are performed by the same staff for all networks.

Outputs:

The networks share production facilities and transmission facilities, and we enter into shared contractual agreements for numerous products and services on behalf of the network brands including rights to utilize recorded music and musical compositions, audience measurement services, and transponder rights to transmit our programming as a group. We believe that these output and process activities above are intertwined.

Based upon the functional nature in which our networks are operated, we do not believe that our individually branded national cable networks have the requisite inputs, processes and outputs taken as a whole to be considered self-sustaining businesses. Accordingly, these components of our Lifestyle Media operating segment do not meet the definition of reporting units as defined in paragraphs 33-38 of ASC 350-20-35 and as a result we consider our Lifestyle Media operating segment to also be the applicable reporting unit for goodwill impairment testing purposes.